Exhibit 99(a)(1)(G)



FROM       Sun International Hotels Limited
           Paradise Island, The Bahamas
           Contact:  John Allison
           Tel: (954) 713-2500

FOR IMMEDIATE RELEASE


                       SUN INTERNATIONAL HOTELS LIMITED
                 COMPLETES CASH OFFER FOR ITS ORDINARY SHARES

PARADISE ISLAND, THE BAHAMAS - July 25, 2000 - Sun International Hotels Limited (NYSE: SIH) today announced the completion of its previously announced cash offer to purchase up to 5,000,000 shares of its Ordinary Shares at a price of $24.00 net per share. The cash offer expired at 5:00 p.m. New York City time on July 25, 2000.

          Approximately 14,473,993 ordinary shares were tendered pursuant to the offer of which 1,469,668 were tendered pursuant to notices of guaranteed delivery.

          Based on the preliminary results, which indicate that the offer is oversubscribed, a proration factor of approximately 34.54 percent for shares tendered will be applied. The estimated proration factor is subject to change. The final proration factor is expected to be announced August 1, 2000.

          As of July 25, 2000, the Company had approximately 32,682,350 ordinary shares outstanding. As a result of the completion of the offer, the Company expects to have approximately 27,837,142 ordinary shares issued and outstanding as of the time immediately following payment for the tendered shares.